EXHIBIT 11

Radian Group Inc.

Schedule of Net Income Per Share

	Quarter Ended March 31
(In thousands, except per-share amounts and market prices)	2005	2004
Net Income	$115,612	$120,010
Interest expense on convertible senior debentures (net of tax)	802	804

Net income available to common stockholders	$116,414	$120,814

Average diluted stock options outstanding	5,120.7	5,280.0
Average exercise price per share	$36.70	$33.00
Average market price per share – diluted basis	$49.10	$45.36

Average common shares outstanding	89,488	94,022
Increase in share due to exercise of options – diluted basis	972	1,056
Increase in shares-contingently convertible debt	3,798	3,810

Adjusted shares outstanding - diluted	94,258	98,888

Net income per share – basic	$1.29	$1.28

Net income per share – diluted	$1.24	$1.22